August 2, 2007

BY HAND

Elaine Wolff

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Visa Inc.
Registration Statement on Form S-4 (File No. 333-143966) filed on June 22, 2007

Ladies and Gentlemen:

On behalf of Visa Inc., a Delaware corporation (“Visa Inc.” or the “Company”), and in connection with the Registration Statement on Form S-4 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 22, 2007 (the “Registration Statement”), we are writing in response to the Staff’s comments on the Registration Statement as transmitted to the Company by letter dated July 17, 2007. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

The Company has filed today with the Commission Amendment No. 2 (“Amendment No. 2”) to its Registration Statement, and all references herein to such Registration Statement are to such Amendment No. 2 and to the form of Proxy Statement-Prospectus (the “Proxy Statement-Prospectus”) included therein. Terms used in this letter and not defined herein have the meanings assigned to such terms in such Proxy Statement-Prospectus. Other changes have also been made, as indicated in the marked materials. Please note that the Company intends to include financial statements for the period ending June 30, 2007 for Visa Inc., Visa International, Visa U.S.A. and Visa Canada with the next amendment to the registration statement on Form S-4, which is expected to be filed in August 2007.

General

1.	Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with a form of the proxy card.

The Company acknowledges the Staff’s comment. The Company has filed, and will file, any materials used to aid in the solicitation of proxies. In this connection, we will supplementally provide to you for your reference the following materials that, as of the date hereof, were filed with the Commission on the date of first use: (i) Visa Inc. press release first used and filed on June 22, 2007; (ii) form of member letter to Visa International members, first used and filed on June 22, 2007; (iii) form of member communication to Visa U.S.A. members, first used and filed on June 22, 2007; (iv) Visa Europe Limited press release, first used and filed on June 22, 2007; (v) form of member communication to Visa Europe Limited members, first used and filed on June 22, 2007; (vi) Visa Inc. press release, first used and filed on June 26, 2007; and (vii) form of member communication to Visa U.S.A. members, first used and filed on June 29, 2007. The Company intends to file the form of proxy card as Exhibit 99.7 to the Registration Statement by an amendment and the Registration Statement has been revised at pages II-3 and II-8 of Amendment No. 2 to so indicate.

2.	Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed restructuring. Such materials should include all presentations made by the financial advisors.

Pursuant to the Staff’s request, the Company will submit the board books supplementally under a separate cover and on a confidential basis. We request that the Staff return the board books to us following completion of the Staff’s review.

3.	Please file consents from each financial advisor with respect to the fairness opinions included in the registration statement.

We have included currently dated consents of each financial advisor filed as Exhibits 99.1 to 99.6 to Amendment No. 2.

4.	Please advise us how you calculated that 557,982,489 shares of Class USA common stock should be registered. We note that pursuant to the VI LLC reallocation and merger 127,800,553 class USA shares will be issued and pursuant to the VISA USA merger 426,390,481 class USA shares will be issued. Please advise us why 3,791,455 additional class USA shares are being registered.

In the Inovant US Holdco Merger, which is described on page 92 of Amendment No. 2, 3,791,455 shares of class USA common stock are being issued to Visa U.S.A. as consideration in the merger of Inovant US Holdco, which is a wholly owned subsidiary of Visa U.S.A., with and into Visa Inc. These shares of class USA common stock are in addition to the 127,800,553 shares of class USA common stock that will be issued to Visa U.S.A. in connection with the merger of Visa International Transition LLC (“VI LLC”) into Visa Inc. and to the 426,390,481 shares of class USA common stock that will be issued to the members of Visa U.S.A. in connection with the merger of Visa U.S.A. merger sub into Visa U.S.A.

5.	Please advise us whether you intend to register the Visa International merger transaction and, if not, what exemption from the 1933 Act you intend to rely upon. Please clarify in your analysis which entity is the issuer in this transaction.

All of the securities that are to be issued in connection with the series of merger transactions described in the Proxy Statement-Prospectus, including the LLC interests to be issued in connection with the Visa International merger, are being registered with the Registration Statement and can be found on the front cover page of the Registration Statement. Visa Inc. is the only entity that is an issuer to be identified in the Registration Statement.

While VI LLC will be a party in the series of merger transactions, VI LLC will be a transitory entity formed solely to effectuate the restructuring, which will not conduct any business or operations, and will cease to exist upon completion of the restructuring. The use of VI LLC was designed to meet requirements of United Kingdom tax law. VI LLC will be merged with and into Visa Inc. and Visa Inc. will continue as the surviving corporation. In connection with this merger, the LLC interests will then be converted into the right to receive shares of common stock of Visa Inc. The Visa International merger and the merger of VI LLC into Visa Inc. are all contemplated to occur in sequence in a single day. Since the LLC interests will exist for a transitory period of time, the holders of such LLC interests will be obligated to exchange such interests and will not vote them or receive dividends or distributions with respect to them. Furthermore, no secondary trading market will exist in the LLC interests. For the reasons set forth above, the Visa International merger transaction could be effected without registration.

Although the Visa International merger transaction could be carried out without registration, Visa Inc. elected to register the LLC interests as an integral element of the restructuring. While Visa Inc. elected to register the LLC interests, Visa Inc. should be the only entity identified as the issuer in the Registration Statement. It would serve no regulatory purpose and would not provide investors with any additional protection by naming as an issuer a transitory entity, such as VI LLC, that will cease to exist upon completion of the restructuring. Furthermore, the LLC interests will be issued to members merely as an intermediate transitory step in connection with the restructuring and under no circumstances will the members hold the LLC interests at the conclusion of the restructuring. Therefore, since Visa Inc. will be the only party that is an issuer of the outstanding securities that will be held by members upon completion of the series of merger transactions, Visa Inc. is the only issuer identified in the Registration Statement.

6.	Please provide an analysis regarding the 1933 Act registration implications of the true-up transaction.

The initial allocation of regional classes of Visa Inc. common stock upon completion of the restructuring will be subject to subsequent conversion into class C common stock or, in the case of class USA common stock, into class B common stock and reallocation with the true-up. As indicated on the front cover page of the Registration Statement, the underlying class B and class C common stock of Visa Inc. are being registered with the Registration Statement at the same time as the regional classes of Visa Inc. common stock. The Staff has advised that “[w]here securities are exchangeable (i.e., the issuer may choose to convert the securities into other securities), the underlying securities must be registered at the time the exchangeable securities are registered since the entire investment decision that investors will make is made at the time of purchase. The security holder, by buying the exchangeable security, is in effect also deciding to accept the underlying security.” Commission Telephone Interpretation Manual, Section A.9 (July 1997). Similarly, in this instance, the entire investment decision that members will make will be made at the time of the approval of the restructuring proposal in this Proxy Statement-Prospectus and not upon the subsequent conversion of each of the regional classes of common stock into class C or class B common stock, as applicable, prior to an initial public offering (“IPO”). In accordance with the global restructuring agreement, the issuer, Visa Inc., will determine the basis upon which the regional classes of common stock will be converted into class C or class B common stock, as applicable, and the regional classes of Visa Inc. common stock will automatically convert on the true-up distribution date without any additional consideration paid by, or investment decision made by, the member.

The subsequent conversion and the reallocation of shares as a result of the true-up is an integral part of the whole restructuring proposal to be approved by members with this Proxy Statement-Prospectus. By approving the proposed restructuring proposal, the member is also deciding to accept the underlying class B or class C common stock, as applicable, based upon the relevant financial performance factors that determine the applicable conversion rate in connection with the true up, which are not within the members’ control. Therefore, the shares of class B and class C common stock expected to be issued as a result of the true-up are being registered with the Registration Statement and we do not intend to register those securities in a separate registration statement.

7.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectuses.

The Company does not intend to include any graphics, maps, photographs or related captions or other artwork other than the diagrams that appear on pages 5 and 138-139 of Amendment No. 2 and the Company’s logo that appears on the front cover page of the Proxy Statement-Prospectus.

Q & A, page iii

8.	Please include in this section or on the summary a structure chart of the post-restructuring company.

The summary section of the Proxy Statement-Prospectus has been revised at page 5 to include a structure chart showing the organization and ownership of Visa Inc. and its significant subsidiaries immediately after giving effect to the restructuring.

9.	Please briefly describe Inovant LLC where first referenced.

The first reference to Inovant LLC, on page iii of Amendment No. 2, has been revised to include a brief description of Inovant LLC.

Q: What are the reasons for the restructuring, page iii

10.	Please briefly describe why the new structure will enable you to accomplish the stated goals better than the current structure.

The Registration Statement has been revised at page iii to clarify the reasons the new structure will enable the Company to accomplish the stated goals better than the current structure and to provide a cross-reference to “The Restructuring Transactions – Visa International’s, Visa U.S.A.’s and Visa Canada’s Reasons for the Restructuring” of the Proxy Statement-Prospectus, which, among other things, describes the reasons in greater detail.

Q: If I am a member in one..., page iv

11.	Please briefly describe the significance of the term “transitory LLC.”

VI LLC is a Delaware limited liability company that was formed on June 11, 2007 for the sole purpose of facilitating the restructuring transactions as described in the Proxy Statement-Prospectus. The use of VI LLC was designed to meet requirements of United Kingdom tax law. From the date of its formation and until the effectiveness of the Visa International Merger, Visa International will be the sole member of VI LLC, and VI LLC itself will conduct no business or operations. In connection with the Visa International Merger, limited liability company interests in VI LLC will be issued to equity members of Visa International in consideration for the cancellation of their equity membership interests in Visa International. At this time, the former equity members of Visa International will become members of VI LLC, and Visa International will become a subsidiary of VI LLC. As soon as practicable after this occurs, the limited liability company interests in VI LLC will be re-allocated as described in the Proxy Statement-Prospectus and, as soon as practicable after this reallocation, VI LLC will be merged out of existence into Visa Inc. In connection with this merger, members of VI LLC will receive common stock of Visa Inc. in consideration for the cancellation of their limited liability interests in VI LLC. The Visa International merger, the reallocation of limited liability company interests in VI LLC, and the merger of VI LLC into Visa Inc. are all contemplated to occur in sequence during a single business day. Therefore, it is expected that the members of Visa International will only be members of VI LLC, and VI LLC will only have substantial assets during a period that is shorter than a single business day, and perhaps as short as a few minutes. In this sense, VI LLC is a “transitory” entity. The Registration Statement has been revised on page iv of Amendment No. 2 to clarify the transitory nature of this entity.

Q: What proposals are the members of Visa International..., page xi

12.	Please disclose that in lieu of a meeting, action by Visa International and Visa USA will be taken by written consent. Please disclose the date by which written consents must be received. Refer to Item 1 of Schedule 14A.

The Registration Statement has been revised at page viii of Amendment No. 2 to clarify that in lieu of a meeting, action by Visa International and Visa U.S.A. will be taken by written consent. The Company has not yet set a date by which consents must be submitted and the Company intends to set and disclose such a date before the Registration Statement is declared effective.

Summary, page 1

13.	Please eliminate repetitive disclosures in the summary and Q&A.

The requested revisions have been made at pages vi-viii and 5 of Amendment No. 2.

Our retrospective responsibility plan…, page 20

14.	Please include a separate risk factor dedicated to the litigation dilution risk of the Class B shares.

The Registration Statement has been revised at page 23 of Amendment No. 2 to include the requested risk factor.

We have granted to Visa Europe..., page 23

15.	In order to describe the scope of the liquidity risk of the put option, please provide an estimate or a range of the amount you would have to pay for the Visa Europe shares. If this is impracticable, please advise us why.

The Company respectfully submits that the number and range of important assumptions that would be required for the key inputs to determine the payment price for the Visa Europe shares in the event that the put option is exercised (the “estimated strike price”) are so wide as to make any calculation (or indeed range of calculations) at this point in time impracticable and potentially misleading. This impracticability is due to the fact that the put option is perpetual and the strike price is calculated based upon several factors that are highly variable depending on future events. (Please see the section “Material Contracts—The Put-Call Option Agreement” for a full description of the calculation of the exercise price.) The factors with the highest variability include: (i) the projected sustainable net operating income of Visa Europe and its affiliates for the 12 months beginning with the calendar quarter immediately following exercise of the put (“Projected Income”); (ii) Visa Inc.’s price-to-earnings ratio immediately following the exercise of the option (“Visa Inc. PE”); and (iii) the fair value of Visa Inc.’s common stock at the closing of the option. The calculation of the estimated strike price requires assumptions for each of these significant inputs as well as other inputs. As discussed further below, the range of potential assumptions, which drive the estimated strike price, vary dramatically as they are highly dependent on future events, most notably whether or not the put option is ever exercised and the timing of such exercise, which are at the discretion of Visa Europe.

Projected Sustainable Net Operating Income of Visa Europe

Estimating Projected Income requires significant assumptions not only related to the timing, if any, of the exercise but also surrounding the future business decisions, direction, and performance of Visa Europe’s business, movement in the European and global economy and changes in the payments industry. In addition to the foregoing factors, the implementation of the Single Euro Payments Area in the European Union, and the fact that, upon consummation of any put option exercise, Visa Europe would change its corporate structure from a membership association to a for-profit wholly-owned subsidiary of Visa Inc., add substantially to the Company’s inability to estimate Projected Income for purposes of any calculation of the estimated strike price

Future estimates of Projected Income are also dependent on assumed changes in regional and global economic conditions such as overall growth in consumer and other spending, changes in consumer prices and competition in the marketplace. All of these factors have a direct impact on the growth of Visa Europe’s business and its Projected Income at the time of exercise. Estimating any of these factors as of any date would be highly speculative, as would be the choice of a date of exercise, if any, to assume for the purpose of such estimates.

Visa Inc.’s Price-to-Earnings Ratio Immediately Following the Exercise of the Option

Under the terms of the put option, the Visa Inc. PE is applied to Projected Income in the calculation of the strike price. As a private company, Visa Inc. presently does not have a public market for its equity with which to determine its present PE ratio. Furthermore, over time, a public company’s PE multiple can vary dramatically. Some of the key factors impacting a PE multiple include reported earnings, market perception, stage of development, growth potential, risk profile, industry performance and overall economic conditions. Depending on the assumptions made in these areas and the ultimate timing, if any, of exercise, the Visa Inc. PE used to estimate the strike price will vary dramatically.

Fair Value of Visa Inc. Common Stock Held by Visa Europe at the Closing of the Option

Under the terms of the put option, the strike price is increased by the fair value of all shares of Visa Inc. common stock owned by Visa Europe and its affiliates that Visa Inc. will acquire upon closing of the put option. The number of Visa Inc. shares held by Visa Europe at that time will depend on many factors, most significantly, the number of shares Visa Inc.’s board of directors determines to redeem based on the results of a proposed IPO of Visa Inc.’s common stock and the number of shares Visa Europe divests once its remaining shares become convertible to shares of class A common stock. The price per share or fair value of Visa Inc.’s common stock is greatly dependent on a number of factors, most of which are the same as those factors described above in the discussion of the Visa Inc. PE.

Timing of Exercise

Whether or not the put option is exercised, and the ultimate timing of the exercise of the put option is perhaps the most critical variable factor in estimating the strike price and directly impacts each of the variable factors discussed above. Visa Europe has advised the Company that the Visa Europe Board of Directors has no present intention to exercise, or indeed not to exercise, the put option as of any date. Given that the put option is perpetual, the range of potential estimates generated using different assumptions in each area becomes so wide that the output would not be meaningful and would also potentially be misleading. Therefore, the Company respectfully asserts that it is not appropriate to disclose such an estimate or range of estimates.

Purpose of the General Meeting, page 35

16.	Please provide brief descriptions of the bylaw amendments and the applications for Supplementary Letters Patent.

The requested revisions have been made at page 36 of Amendment No. 2.

Global Discussions Begin, page 38

17.	Please describe the reasons why the board, at the February 21, 2006 meeting, believed the current association model would not meet the needs of the current and future business environment.

The Registration Statement has been revised at page 40 of Amendment No. 2 to explain that the Visa AP board had concerns that the current association model would not be sufficient to meet the needs of the current and future business environment, noting the restructuring of specific global competitors and the need to transition to a more unified, global organization to better serve the needs of customers.

Development of the Transaction Documents and Approval, page 45

18.	Please disclose whether or not the various fairness opinions considered the potential litigation liability and the agreements with respect thereto of each Visa entity. Please also clarify this point in your description of the fairness opinions.

Each of the fairness opinions took into account the covered litigation. The Registration Statement has been revised at pages 55, 62, 66, 72 and 81 of Amendment No. 2 to reflect this consideration.

19.	We note that Dundee Securities was retained in January 2006 but first made a board presentation in May 31, 2007. Please confirm that Dundee Securities had not previously made a presentation or provided any analysis to the board prior to this meeting.

Dundee was retained in January 2006, not in connection with the proposed restructuring, but for the purposes of helping Visa Canada evaluate its options for changing its regional ownership and corporate ownership structure. The board minutes do not indicate that Dundee made a presentation or provided any analysis to the board prior to May 31, 2007 in connection with this proposed restructuring. Dundee was retained again in April 2007 by Visa Canada for the purpose of rendering a fairness opinion in connection with the proposed restructuring. The Registration Statement has been revised at page 48 of Amendment No. 2 to clarify when Dundee was retained in connection with this proposed restructuring.

20.	Please provide additional disclosure regarding the “four considerations” referenced in your description of the June 7, 2007 Visa Canada meeting.

The Registration Statement has been revised at page 48 of Amendment No. 2 to provide additional disclosure regarding the four considerations discussed at the Visa Canada board meeting on June 7, 2007.

Opinion of Visa International’s Financial Advisor, page 52

21.	Please disclose why Lehman identified financial exchanges, like ICE and NYMEX, as comparable companies.

The Registration Statement has been revised at page 57 of Amendment No. 2 to clarify why Lehman identified such financial exchanges as comparable companies. Consistent with Lehman’s fairness opinion, financial exchanges are relevant comparables to the Company because, among other characteristics, they have a similar business model (e.g., facilitate the electronic exchange of value between parties and earn revenue based on high volume and a small per-transaction fee) and a similar financial profile (e.g., size, growth and margins).

Visa Canada Restructuring, page 90

22.	Please revise your description of the Canada restructuring to clarify the distinction between the share exchange for 22,034,685 shares and the subsequent merger. It may not be clear to a member why a two-step transaction is necessary.

The requested revisions have been made at page 92 of Amendment No. 2.

Inovant US Holdco Merger, page 91

23.	We note that VESI will deliver to Visa Inc. all LLC interests it holds in Inovant. Since Inovant appears to be a corporation, please advise us how there are LLC interests outstanding.

Inovant LLC, which is the entity described in the Proxy Statement-Prospectus as “Inovant,” is a Delaware limited liability company in which Visa International, Inovant, Inc. (a Delaware corporation that is described in the Proxy Statement-Prospectus as Inovant US Holdco), VESI and VCA Inovant Investments Inc. are currently the sole members and the holders of all of the outstanding limited liability company interests in Inovant. Inovant, Inc. is a wholly owned subsidiary of Visa U.S.A. and VCA Inovant Investments Inc. is a wholly owned subsidiary of Visa Canada. VESI is a wholly owned subsidiary of Visa Europe.

True-Up of Merger Consideration

24.	Please disclose when the true-up conversion will occur.

The Registration Statement has been revised at page 94 of Amendment No. 2 to include disclosure regarding the timing of the conversion of the shares in connection with the true-up process.

Equity Allocation to Members..., page 94

25.	Please disclose what happens to membership interests of ineligible persons.

The Registration Statement has been revised at page 95 of Amendment No. 2 to clarify what happens to membership interests of ineligible members.

Unaudited Pro Forma Condensed Combined Financial Information

2. Visa Canada Consolidated Financial Statements, page 117

26.	Tell us whether the exchange rate used to convert the statements of operations of Visa Canada for the six months ended March 31, 2007 and the year ended September 30, 2006 from Canadian dollars to US dollars differed from the rate used to convert the March 31, 2007 balance sheet. To the extent the exchange rates used differed, tell us how you considered the need to disclose all exchange rates used to calculate the translation adjustments.

The Company has applied the period end currency exchange rate at March 31, 2007 between Canadian dollars and U.S. dollars to translate the statements of operations of Visa Canada for the six months ended March 31, 2007 and the year ended September 30, 2006 and the balance sheet at March 31, 2007 into U.S. dollars. The Registration Statement has been revised at page 119 of Amendment No. 2 to clarify this disclosure.

3. Visa Europe Transaction, page 120

27.	We note that for purposes of calculating your pro-forma earnings per share, you have assumed that you will not file an initial registration statement of Form S-1 in connection with an initial public offering of common stock. Furthermore, we note that for purposes of calculating the below market value liability related to certain trademark and technology license agreements with Visa Europe that you have assumed that you will file an initial registration statement. Explain to us how you determined is was appropriate to assume you would file a registration statement related to an initial public offering in one instance, but that you would not in the other. Additionally, tell us what impact assuming you would not file a registration statement would have on the calculation of the value of your trademark and technology license agreements.

Please be advised that the Company has only applied assumptions as to the timing of the filing of a Form S-1 and the occurrence of an IPO in the valuation of total pro forma purchase consideration, specifically in the valuation of the Company’s obligation pursuant to the framework agreement. As the Company’s obligation is directly dependent on these events, the Company believes it is necessary to estimate the most probable timing to arrive at a value that is most factually supportable. In all other respects, under the guidelines of Article 11 of Regulation S-X, the Company has not assumed an IPO will occur as it is not directly attributable to the restructuring transaction.

Under the terms of the framework agreement, if the Company never executes an initial filing of a Form S-1 and subsequent IPO, it will be subject to the first fee reduction component in perpetuity. Had the Company not factored in its best estimate of the timing of these events, it would have therefore been forced to also value the discount provided Visa Europe in perpetuity. Depending on other assumptions applied, this would have resulted in a discount value well in excess of $1 billion, which the Company believes is not reflective of the value of the consideration conveyed and is misleading.

6. Combination and Pro Forma Adjustments

Combination Adjustments – A, page 124

28.	Tell us in greater detail the reclassification adjustments required to conform the presentations of Visa USA, Visa International and Visa Canada. Explain to us how you determined that it would not be necessary to include a description of each these adjustments in your disclosure.

As Visa U.S.A., Visa International and Visa Canada are separate legal entities, there were instances where the same or similar assets, liabilities, revenues and expenses were described differently in their respective historical financial statements. The combination adjustments described in tickmark A of the unaudited pro forma condensed combined financial information were applied to reclassify certain of the assets, liabilities, revenues and expenses of Visa International and Visa Canada to conform to the presentation of Visa U.S.A., with the exception of member collateral, which on a combined basis is considered material and has been presented as a separate line item within the unaudited pro forma condensed combined balance sheet. The Company believes that conforming the presentations of Visa International’s and Visa Canada’s financial information to that of Visa U.S.A. is most appropriate and sufficient given the fact that Visa U.S.A. is the accounting acquirer in the restructuring and the reclassifications had no material impact on the presentation.

Reclassifications were mainly applied to the fixed assets, other investments, accrued pension obligations, volume and supportive incentives, depreciation and amortization and miscellaneous operating expenses of Visa International and Visa Canada. These adjustments had no material impact on the classification of these assets and liabilities as current and non-current or on the amount of total operating revenues, operating income or net income reported.

Due to conforming the presentations, the reader could reference the significant accounting policies footnote contained in the historical financial statements of Visa U.S.A. to obtain a full understanding of the accounting policies applied to the unaudited pro forma condensed combined financial information.

In responding to the Staff’s comment, the Company recognizes that the method used to conform the financial presentation of the various entities was not clear from the footnote disclosure provided in tickmark A. The Registration Statement has been revised at page 126 of Amendment No. 2 to clarify that the Company is conforming the historical presentation of Visa International’s and Visa Canada’s financial information to the presentation of Visa U.S.A.

Combination Adjustments – B, page 124

29.	Tell us in greater detail the adjustments required to eliminate the effects of transactions and cross-ownership among and between Visa U.S.A., Visa International and Visa Canada. Explain to us how you determined that it would not be necessary to include a description of each of these adjustments in your disclosure.

These adjustments are required to eliminate the inter-company transactions and cross-ownerships among Visa U.S.A., Visa International and Visa Canada to reflect the historical position and results of operations on a pro forma basis as if they were a combined entity before the application of purchase accounting pro forma adjustments. The adjustments primarily relate to the elimination of the following assets, liabilities and transactions among such legacy affiliates:

•	Inter-company accounts receivable and payable, and related revenues and expenses;

•	Equity investments in the joint ventures held jointly by Visa U.S.A. and Visa International as well as the related equity in earnings/(losses) of unconsolidated affiliates recorded;

•	Equity investment in Visa International held by Visa U.S.A. as well as the related equity earnings/(losses) recorded; and

•	Minority interests in Inovant LLC held by Visa International and Visa Canada.

The Company determined that the current pro forma disclosure is appropriate given the extensive detail surrounding the inter-company transactions and cross-ownership contained in the financial statements for the six months ended March 31, 2007 and the fiscal year ended September 30, 2006, included in the Proxy Statement-Prospectus. The Company respectfully directs your attention to the following notes to the historical financial statements, which contain such disclosure in detail:

Visa International

Six Months Ended March 31, 2007 -

Note 3 - Visa Affiliates, and

Note 6 - Other Assets and Liabilities

Fiscal Year Ended September 30, 2006 -

Note 5 - Visa Affiliates,

Note 9 - Investments in Real Estate Joint Ventures, and

Note 10 - Other Assets and Liabilities

Visa U.S.A.

Six Months Ended March 31, 2007 -

Note 3 - Visa International, Visa Canada, Visa Europe

Fiscal Year Ended September 30, 2006 -

Note 4 - Inovant, Inc. and Inovant LLC,

Note 5 - Visa International, Visa Canada, Visa Europe and

Note 8 - Investments in Joint Ventures

Visa Canada

Six Months Ended March 31, 2007 and Fiscal Year Ended September 30, 2006 -

Note 3 - Investments and

Note 6 - Transactions with Members and amounts due to other Visa entities

To improve the overall clarity of the pro forma presentation, the Registration Statement has been revised on pages 126-127 of Amendment No. 2 to include a cross-reference to these notes in the description of combination adjustment B. Given the disclosure contained in the historical financial statements included in the Proxy Statement-Prospectus, the Company determined that further description of these inter-company transactions and cross-ownership is not required in its presentation of unaudited pro forma condensed combined financial information.

Combination Adjustments – D, page 125

30.	Explain to us the rationale for transferring certain investments held by Visa International from the trading securities category to available for sale.

While Visa International and Visa U.S.A. operate as separate legal entities and establish accounting policies independently of one another, historically, Visa U.S.A. and Visa International have collaborated in establishing and administering certain employee compensation and retirement programs for the benefit of their employees. Under these incentive compensation and thrift plans, equity securities, primarily consisting of mutual fund investments, are purchased and held to fund these obligations to senior management. While the funds are not paid until the end of the applicable review period or upon employee-directed election dates, employees have the discretion to make investment decisions related to the underlying securities. The terms and conditions under which both Visa U.S.A. and Visa International employees participate in these plans are essentially the same. Transactions related to these investment securities are directed by the employee and are executed and held by the same brokerage agent for both companies.

Upon the application of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”), Visa International classified these securities as trading assets while Visa U.S.A. classified its investments as available-for-sale. The difference in classification was primarily driven by management’s judgment.

Given the fact that these securities relate to similar plans, are administered under the same terms and convey the same types of benefit to employees of Visa International and Visa U.S.A., the Company felt it was necessary to apply a pro forma combination adjustment, tickmark D, to conform the policy applied to these securities. Similar to tickmark A, this combination adjustment conforms Visa International’s accounting policy to that of Visa U.S.A. The Company believes this is the most appropriate treatment given the fact that Visa U.S.A. is the accounting acquirer in the restructuring transaction. The Company further believes that a separate tickmark is necessary due to the fact that, unlike tickmark A, this conforming change in policy results in a small change to the historical reported net income.

Business of Visa Inc., page 133

31.	In the initial paragraph, please clarify your reference to the term “customers.”

The requested clarification has been made at page 135 of Amendment No. 2.

Transaction Processing Services, page 136

32.	Please clarify the differences between the “acquirer” bank and the “issuer” bank.

The requested clarification has been made at page 138 of Amendment No. 2.

Settlement, page 137

33.	Please disclose who processes your domestic transactions outside the U.S.

The requested revision has been made at page 140 of Amendment No. 2.

Department of Justice Antitrust Case..., page 154

34.	Please briefly describe bylaw 2.10(e).

The Registration Statement has been revised at page 156 of Amendment No. 2 to include a brief description of Visa U.S.A.’s bylaw 2.10(e).

Settlement risk guarantee, page 185

35.	Please tell us and disclose the reasons for the reduction of the settlement risk guarantee obligation in fiscal year 2005 as opposed to previous years. Management currently discloses that it had completed sufficient economic cycles, loss events and economic incidents to utilize the updated loss factors. Within your response, please tell us how many economic cycle had passed between noticing the trend and adjusting the assumptions, the historic and assumed loss factors over the same period, an explanation for the differences between the two loss factors for the periods presented, and what is meant by economic incidents.

In responding to the Staff’s comment, the Company will: 1) provide a top-level overview of Visa U.S.A.’s and Visa International’s calculation of the obligation under the settlement guarantee; 2) discuss Visa U.S.A.’s and Visa International’s loss history to date under this obligation; and 3) discuss the specific facts and circumstances that Visa International evaluated in 2005, which led to the reduction of the liability at that time. Please be advised that the Company will also reference the calculation overview provided below in its response to the Staff’s comment #39. While there are some minor differences between the mechanics and sources of data used by Visa U.S.A. and Visa International to calculate their respective liabilities, the overview below is generally applicable to both companies.

Calculation of the Fair Value of the Settlement Risk Guarantee

Visa U.S.A. and Visa International generally calculate the fair value of the obligation under the settlement risk guarantee by applying the following formula:

Settlement Risk Guarantee = Total Exposure * Failure Probability * Loss Upon Failure

Total exposure is calculated by multiplying each member’s average daily transaction volume (in dollars) by the average number of days required to settle plus two additional days. Average daily transaction volume and the average number of days to settle are both calculated using the most recent quarterly data available. Quarterly data is generally available approximately 30 to 45 days after quarter end. Visa U.S.A. and Visa International add two additional days to the average number of days to settle to take into account unforeseen delays in the settlement process, at any point in time, and cut-off periods that fall on weekends or holidays; therefore extending the settlement period.

Failure probability is the probability that an individual member will fail to honor Visa branded cards and travelers checks in accordance with the Visa International’s and Visa U.S.A.’s operating policies. A failure has resulted when any of the following occur: (i) a regulator forces the member to merge with another bank, (ii) a regulatory takeover occurs, (iii) a regulator forces the member to recapitalize, (iv) there is a bankruptcy or liquidation, or (v) sovereign issues arise. Failure probability is estimated using historical one year rating migrations and assigning each member, and the country where the member resides in, a credit rating based on its financial health. Visa U.S.A. and Visa International receive rating information from various independent sources as well as conduct their own due diligence to establish these ratings. Visa U.S.A. and Visa International then evaluate each category of members, grouped by their assigned credit rating, and estimate the average probability of failure for each category. The average failure probability is based on the actual failure history for members with that credit rating over the most recent previous 10-year period.

Loss upon failure represents the actual loss Visa U.S.A. and Visa International expect to incur in the event that a member fails to honor Visa branded cards and travelers checks in accordance with the Visa U.S.A.’s and Visa International’s operating policies. These rates are estimated based on actual loss history for the most recent previous 10-year period.

History of Loss under the Settlement Risk Guarantee Obligation

The table below details the actual net losses (in thousands) and member failures incurred by Visa U.S.A. and Visa International for fiscal years 1988 to 2006:

	Visa U.S.A.		Visa International
Year	Net Losses	Member failures	Net Losses	Member failures
1988	$800	1	$—	0
1989	—	0	2,293	1
1990	—	0	39	4
1991	200	1	12,785	1
1992	—	0	—	4
1993	—	0	—	2
1994	—	0	—	16
1995	—	0	—	4
1996	—	2	6	9
1997	—	0	—	7
1998	—	1	350	44
1999	—	3	—	9
2000	198	2	—	13
2001	—	0	—	8
2002	—	4	—	8
2003	—	1	—	4
2004	—	1	40	6
2005	—	1	—	1
2006	—	1	—	3

Total	$1,198	18	$15,513	144

In 1991, one of Visa International’s members, the Bank of Credit and Commerce International (“BCCI”), was closed by the Bank of England, accused of widespread fraud and manipulation. At its peak, BCCI operated in 78 countries and claimed assets of $25 billion. Total exposure to Visa International, representing the total amount of unsettled transactions, including travelers checks outstanding, immediately following the collapse was estimated at approximately $70 million. The ultimate loss incurred by Visa International, after liquidation of BCCI’s remaining assets, settlement of certain claims and other recovery activities was approximately $13 million.

As a result of the BCCI failure, Visa International recognized that the possibility for material loss under the settlement risk guarantee obligation was very significant to its operations. As such, Visa U.S.A. and Visa International undertook an extensive development plan to establish a comprehensive global risk management policy designed to manage this risk through the thorough evaluation of the financial health and risk of failure of their members. This development plan involved the engagement of numerous external consultants and other experts, analysis of individual member risk, information technology systems and internal processes development and other activities. As a result of these efforts, in fiscal 1995, Visa U.S.A. and Visa International implemented the member risk management policy (the “policy”).

The policy established the process by which individual member risk and total exposure are quantified and evaluated using payments volume reports, information from industry experts and other external authorities as well as due diligence performed by Visa. This analysis of individual member risk was used to establish collateral requirements and other risk management controls. The policy further used historical data and other information to establish the failure probabilities and expected loss upon failure.

While the methods used in this policy have been refined since fiscal 1995, the general framework of the policy remains in place today. Furthermore, the information generated and maintained through the use of this policy provides the necessary inputs for the calculation of the fair value of the liability under the settlement risk guarantee as described in the section above.

2005 Change in Estimate - Visa International

As detailed above in the overview of the settlement risk guarantee liability calculation and discussed in more detail in the Company’s response to the Staff’s comment #39, one of the most critical inputs to the calculation of this liability is the assumed estimated loss upon failure. Prior to 2005, Visa International used the actual loss history over the past 15 years to estimate this critical input. This period obviously included the substantial loss Visa International incurred as a result of the 1991 BCCI failure as well as the losses incurred in fiscal 1989.

Each year between fiscal 1995, the year the policy was implemented, and fiscal 2005, Visa International re-evaluated all inputs to the settlement risk guarantee liability calculation, noting that actual losses incurred since the implementation of the policy were close to zero. Over this period, Visa International reduced its recorded liability when appropriate to reflect the best information available, which increasingly validated the effectiveness of the policy. Visa International, did not, however, feel it was appropriate to eliminate the BCCI loss history completely from its estimate of loss upon failure until it had enough evidence that the member risk management policy and other risk management practices put in place would be effective throughout the ups and downs of a complete global economic cycle.

In fiscal 2005, Visa International had experienced ten years of global economic activity since the implementation of the policy, during which Visa International had incurred substantially no losses as a result of the settlement risk guarantee. At that time, Visa International felt it had sufficient evidence to support the assertion that the implementation of the policy had substantially changed its risk profile under the settlement risk guarantee and that it was no longer appropriate to include its loss history prior to fiscal 1995 in its determination of the average loss upon failure. Therefore, in fiscal 2005, Visa International shortened its loss history look back period from 15 to 10 years, which removed the losses incurred primarily from BCCI in its estimate. Removing these losses completely from Visa International’s estimate of average loss upon failure dramatically reduced its overall liability.

Visa International strongly believes that 10 years of history is necessary to substantiate the effectiveness of the policy given the fact that its members operate throughout the world and collectively are exposed to the economic, political and other risks present in substantially every developed and emerging nation. Due to the inevitable ups and downs in a global economic cycle, Visa International was not comfortable eliminating the BCCI loss history entirely until it had sufficient history to evaluate how the policy manages risk under the settlement risk guarantee in the face of a major global economic downturn. During the ten year period ended in fiscal 2005, various “economic incidents” or crises, significant political and other critical events occurred which significantly increased the risk of bank failure. These incidents included the Mexican financial crisis (1994 to 1995), the Russian default (1998), the Asian financial crisis (1997 to 2000), the technology or “dot.com” bust (late 1990s), the Turkish banking crisis (2001 to 2003), the effects from the end of the Cold War, the downfall of the Soviet Union (1989 to 1995), the September 11th terrorist attacks (2001) and many other potentially adverse economic incidents. During these times of economic downturn, political upheaval and other critical events, Visa International experienced substantially no losses under the settlement risk guarantee as a result of the effectiveness of the policy and other risk management practices. Visa International therefore felt it had sufficient evidence to remove the BCCI losses from its calculation of average loss upon failure, as discussed above resulting in the write-off of the liability.

Related Party Transactions, page 200

36.	Please disclose your members that are lenders on your credit facilities.

In response to the Staff’s comments, the Registration Statement has been revised at page 204 of Amendment No. 2 to provide further details regarding financial relationships with the members that are lenders with respect to Visa International’s credit facilities. As described in the revised disclosure, at March 31, 2007, Visa International maintained credit facilities with 24 financial institutions, 18 of which are members. As discussed in “Certain Relationships and Related Party Transactions” on page 291 of Amendment No. 2, JPMorgan Chase Bank and Bank of America, N.A. are parties to Visa International’s revolving credit facilities. Visa International had available credit of approximately of $2.25 billion. However, no member provided Visa International with more than 15% of the total available credit under these facilities and there were no amounts outstanding at March 31, 2007. The Company believes that the revised disclosure appropriately describes the financial relationships that Visa International has with these members. The Company further believes that listing all members, other than those members named under “Certain Relationships and Related Party Transactions” of the Proxy Statement-Prospectus, is not necessary given the fact that Visa International’s total available credit is so widely distributed among these members and that no amounts are outstanding.

Contractual Obligations, page 200

37.	Please tell us why you have excluded volume and support incentives from your table of contractual obligations or revise your table to include these obligations.

As a result of the application of managements’ judgment, Visa International and Visa U.S.A. have treated the volume and support incentives differently for the purpose of preparing their respective contractual obligations table under the guidelines of Regulation S-K, Item 303(a)(5). In response to the Staff’s comment, the Company will discuss each company’s treatment separately.

Visa International

Visa International has excluded the volume and support incentives from its contractual obligations table due to the fact that these arrangements do not constitute firm commitments as they are dependent upon future events, usually the achievement of certain volume and card issuance thresholds or other performance criteria, the outcome of which is uncertain. As such, these incentives do not meet the definition of a “contractual obligation” as specified in Regulation S-K, Item 303(a)(5)(ii) and have not been included in the contractual obligations table.

Visa International fully recognizes the significant contingent financial obligation these incentives represent. As such, to ensure that full and transparent disclosure is provided to the reader, Visa International has included a discussion of these contingent obligations within its discussion of off-balance sheet arrangements and in the notes to its financial statements for the fiscal year ended September 30, 2006 included in the Proxy Statement-Prospectus. The Company respectfully directs your attention to the section “Off-Balance Sheet Arrangements—Contingent Obligations” on page 201 contained within “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa International” as well as Note 19, Commitments and Contingencies to Visa International’s historical financial statements for the fiscal year ended September 30, 2006, beginning at page F-47 of Amendment No. 2, for this disclosure.

Visa U.S.A.

Consistent with the view of Visa International, Visa U.S.A. recognizes that these contingent incentive payments do not meet the strict definition of a contractual obligation under the guidelines of Regulation S-K, Item 303(a)(5)(ii). However, Visa U.S.A.’s management believes that including detail of these commitments within the contractual obligation table represents enhanced disclosure which provides useful information to the reader. Visa U.S.A.’s management further believes that sufficient disclosure is provided in footnote 4 to this table on page 237 of Amendment No. 2 to clearly identify these obligations as contingent “based on specific performance requirements.” To ensure transparency and clarity around these contingent amounts, Visa U.S.A. has further provided a cross reference from the contractual obligations table to Note 17, Commitments and Contingencies to its historical financial statements for the fiscal year ended September 30, 2006, beginning at page F-113 of Amendment No. 2, where these arrangements are further described in even greater detail.

Critical Accounting Estimates

Revenue Recognition, page 201

38.	Please disclose whether there have been any material differences between estimated amount of card, volume and support incentives recorded and the actual performance. Please make similar changes to the appropriate sections of Visa U.S.A.

In response to the Staff’s comment, the Company will discuss the differences experienced historically by Visa International and Visa U.S.A. separately below.

Visa International

In the periods presented, Visa International has not experienced a material impact to operating revenues reported as a result of differences between the amount of estimated card issuance or conversion and volume-related incentives recorded and actual performance. The impact of adjustments to this estimate as a percentage of total operating revenue was (0.3%), 0.1%, 0.1% and (0.0%) for the six months ended March 31, 2007 and fiscal 2006, 2005 and 2004, respectively.

In response to the Staff’s comment, the Registration Statement has been revised at page 205 of Amendment No. 2 to note the fact that changes in estimates have not had a material impact on reported total operating revenue.

Visa U.S.A.

Similar to Visa International, the impact of adjustments to this estimate for the fiscal years ended 2006, 2005, and 2004 was immaterial. Specifically, the impact of adjustments to this estimate as a percentage of total operating revenue was (1.6%), (0.2%) and 0.5% for fiscal 2006, 2005 and 2004, respectively.

However, in the six months period ended March 31, 2007, as consumer spending weakened and payments volume growth slowed for the first time in many years, adjustments were necessary to Visa U.S.A.’s volume and support accruals to reflect this changing pattern of volume by the members. Adjustments in this period resulted in a 3.5% increases in total operating revenue as actual member volumes were lower than anticipated. As discussed in more detail in the Company’s response to the Staff’s comment #41, Visa U.S.A. viewed the impact of these adjustments as significant factors necessary for a full understanding of changes in its financial results period-over-period. As such, Visa U.S.A. presented several non-GAAP financial measures designed to highlight the impact of these adjustments as well as other factors. The Company respectfully directs your attention to the “Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A.” on page 216 of Amendment No. 2, in which it highlights the impact of these adjustments on Visa U.S.A.’s total reported operating revenue. In response to the Staff’s comment, the Registration Statement has been revised at page 238 of Amendment No. 2 to include a cross reference to the disclosure of the actual adjustments discussed for the six months ended March 31, 2007 results and that the impact on Visa U.S.A. prior fiscal years was immaterial.

Settlement Risk Guarantee, page 203

39.	Please quantify the significant assumptions used to determine management’s estimated. Specifically disclose the estimated probability of failure by each member, average settlement exposures, average number of days to settle and historical losses. Please disclosure any significant changes in the assumptions used by management and the reasons for the change. Lastly please provide a sensitivity analysis of these assumptions which quantifies the effects of reasonable likely changes in those assumptions. Please make similar changes to the appropriate sections of Visa U.S.A and Visa Canada.

At March 31, 2007, Visa U.S.A. and Visa International calculated their liability under the settlement risk guarantee to be $460,000 and $185,000, respectively. The Company respectfully directs your attention to its response to the Staff’s comment #35 which includes an overview of Visa U.S.A. and Visa International’s member risk model and the methodology Visa U.S.A. and Visa International use to calculate this liability, as well as the detail of the historical net losses that Visa U.S.A. and Visa International have sustained since 1988. This information forms the background for the Company’s response to this comment.

In response to the Staff’s comment, the Registration Statement has been revised at page 206 of Amendment No. 2 to expand Visa International’s disclosure to better highlight the critical estimates used in the calculation of the liability associated with the settlement risk guarantee. The Company respectfully asserts that not all of the information the Staff has directed Visa International to disclose is necessary due to its limited impact on the overall calculation of the liability and Visa International’s financial statements. The Company has addressed each of Visa International’s assumptions contained in the Staff’s comment, as well as other critical assumptions used in Visa U.S.A. and Visa Internationals calculation as follows.

The table below provides both Visa International and Visa U.S.A. information, including: the range of failure probabilities assigned to members, the weighted average loss upon failure, the average daily settlement exposure, the average number of days to settle and the total average settlement exposure based on member data for the quarter ended March 31, 2007:

	Visa International	Visa U.S.A.
Failure Probability:
Range	0.03% to 24.13%	0.003% to 8.975%
Weighted Average	0.85%[3]	0.007%
Loss upon Failure	0.17%	45%[2]
Avg. Daily Settlement Exposure	$2.35 Billion	$3.65 Billion
Avg. # Days to Settle	5.5 days[1]	3.81 days
Total Avg. Settlement Exposure	$12.9 Billion	$13.9 Billion

1 - The number of days required to settle generally varies between two to 28 days depending on the country of operation, plus the two day buffer.

2 - Visa U.S.A. and Visa International use different methodologies in determining their estimate of loss upon failure. Visa U.S.A. has historically experienced an actual loss upon failure rate of approximately 4.44%; however given the low overall probability of member failure, Visa U.S.A. uses the Federal Deposit Insurance Corporation (“FDIC”) average loss upon failure statistic in its calculation of the settlement risk guarantee liability. Had the 4.44% rate been used in the calculation the total settlement risk guarantee liability would have been approximately $44K. The Company respectfully asserts that the resulting difference is immaterial to Visa U.S.A.’s financial statement presentation.

3 - The historical probability of failure experienced by the members of Visa International is significantly higher than that of Visa U.S.A. due to differences in the members’ overall risk profile. The members of Visa International operate in countries around the world, many of which involve significantly more risk than those members in the U.S.A. Please see the Company’s response to the Staff’s comment #35 for a tabular presentation of historical member failures by fiscal year for both Visa International and Visa U.S.A.

Estimated Probability of Failure by Member - Visa International and Visa U.S.A. have thousands of members. As such, the Company respectfully asserts that including the probability of failure for each would be too onerous and not meaningful. The information presented in the above table represents the range of potential failure probabilities Visa U.S.A. and Visa International assign to members based on their financial health and credit profile and the weighted average (based on total exposure) of the membership. A 25% assumed increase in the estimated probability of member failure would increase the settlement risk guarantee liability by approximately $115,000 and $46,000, for Visa U.S.A. and Visa International, respectively, which Visa U.S.A. and Visa International respectfully assert is immaterial to their respective overall financial statement presentations. A 25% increase in the weighted average member failure rate is substantial and Visa U.S.A. and Visa International believe that the probability of this increase occurring during a year is remote.

Average Settlement Exposure - Settlement exposure represents the daily average dollar volume of unsettled transactions subject to the settlement risk guarantee multiplied by the average number of days required to settle as determined under the policy as discussed in the Company’s response to the Staff’s comment #35. A 25% assumed increase in the average settlement exposure would increase the settlement risk guarantee liability by approximately $115,000 and $46,000, for Visa U.S.A. and Visa International, respectively, which the Company respectfully asserts is immaterial to Visa U.S.A. and Visa International’s overall financial statement presentation. While Visa U.S.A. and Visa International average settlement exposures vary by quarter, a 25% increase in volume is very substantial and deemed remote in any one period.

Average Number of Days to Settle - This estimate represents the average number of days required for an issuer financial institution to authorize a transaction and forward the applicable funds to Visa U.S.A. or Visa International for settlement with the acquirer financial institution. A one day assumed increase in the average number of days to settle would increase the settlement risk guarantee liability by approximately $121,000 and $34,000 for Visa U.S.A. and Visa International, respectively, which the Company respectfully asserts is immaterial to the overall financial statement presentation. Given the long history of settling transactions and managing relationships with the members, Visa U.S.A. and Visa International believe that the probability of the average number of days to settle increasing by an entire day is remote.

Average Loss Upon Failure - Visa U.S.A. - Given the low overall probability of member failure, Visa U.S.A. uses the FDIC tracked average loss upon failure statistical rate of 45% in its calculation of the settlement risk guarantee liability. An assumed increase of 50% in this rate, raising the rate to 67.5%, would increase Visa U.S.A.’s settlement risk guarantee liability by $230,000, which Visa U.S.A. respectfully asserts is immaterial to its overall financial statement presentation. Visa U.S.A. believes that this increase above the already conservative assumption is not justified given its history of loss.

Each of these estimates are necessary to the execution of the member risk management policy. They are key factors used in the evaluation of the credit profile of individual members and prospective members. These estimates drive the determination of whether or not to admit or continue accepting transactions from a member and the level of collateral Visa U.S.A. and Visa International will require for security purposes. However these inputs are not the key drivers and are not the critical estimates in the calculation of Visa U.S.A.’s settlement risk guarantee liability. Therefore, the Company respectfully asserts that the inclusion of further detail surrounding these estimates beyond what is already included in the revised disclosure of critical accounting policies is not necessary.

Average Loss Upon Failure - Visa International - Due to numerous factors including the markets in which its members operate, the failure probabilities assigned to Visa International’s members are significantly higher than those of Visa U.S.A. As discussed in the response to the Staff’s comment #35, the inclusion or exclusion of significant historical losses upon member failure in Visa International’s estimate of the average loss upon failure assumption can have a material impact on the calculation of the settlement risk guarantee liability and their respective overall financial statements. In fiscal 2005, Visa International had sufficient historical data available and determined that its loss history look back period should be shortened from 15 to 10 years. As a result, the losses incurred primarily as a result of the BCCI failure were eliminated from its calculation of average loss upon failure. The removal of this event in fiscal 2005 from the look back period resulted in the reduction of the overall settlement risk guarantee liability from $45 million to $300,000.

Although Visa International is confident in its member risk management policy and the appropriateness of its settlement risk guarantee liability accrual, it recognizes that another substantial loss due to a member failure similar to BCCI would significantly increase its settlement risk guarantee liability under its methodology. Quantification of the impact of such a loss is difficult given the fact that such an event would require Visa International to reassess its overall member risk management policy, the method by which it calculates its estimated exposure under the settlement risk guarantee and in particular the assumption of loss upon failure. However, if it assumed that as a result of one major loss, Visa International’s loss upon failure assumption was adjusted from the current estimate of 0.17% to 17%, the assumption resulting when the BCCI and other loss data is included in the historical loss population, the resulting increase in the settlement risk guarantee would be in excess of $18.4 million. Please be advised that the difference between this amount and the $45.0 million settlement risk guarantee reserve accrued at the beginning of fiscal 2005 is the result of the application of a multiple in the calculation which was designed to account for Visa International’s risk of multiple members failing with resulting material losses.

While Visa International believes such dramatic swings in the other assumptions applied in the settlement risk guarantee liability calculation would only result from a series of very sudden major member collapses or a crisis resulting in a sudden drastic global economic downturn, it recognizes that a single member failure resulting in material losses to Visa International is more probable. Although Visa International feels confident in the appropriateness of the settlement risk guarantee accrual, it further recognizes that the accrual is significantly impacted by the low average loss upon failure assumption. This assumption is determined and supported by the actual historical losses incurred, which have been minimal over the most recent 10 year look back period. Given the sensitivity of the settlement risk guarantee liability accrual to this input, Visa International believes that this assumption is critical to the settlement risk guarantee liability accrual and has revised the disclosure to expand this discussion accordingly on page 206 of Amendment No. 2.

Pension, page 204

40.

It appears that management relies on the advice and expertise of actuarial consultants in determining the critical assumptions used in your pension postretirement estimation process. These actuarial consultants appear to be experts. As such, please name the actuarial consultants and provide the proper consents. Please make similar changes and provide similar consents for actuarial consultants used by Visa U.S.A. and Visa Canada.

Please be advised, that in response to the Staff’s comment, the Registration Statement has been revised on pages 208, 209, 238, 239 and 263 of Amendment No. 2 to amend the critical accounting policies of Visa International, Visa U.S.A. and Visa Canada. Specifically, the Company has deleted the sentences indicating that such companies rely on the advice and expertise of actuarial consultants when making these critical assumptions. This sentence was included in error as management of the respective companies is responsible for making the final determination of the appropriate assumptions used in the actuarial calculations of pension benefit obligations and related effects on operations of their respective companies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A

Overview, page 213

41.	Explain to us how your non-GAAP measures “Adjusted Operating Revenues” and “Adjusted Operating Income” as well as your non-GAAP measure of “Operating Expenses (Non-GAAP)” disclosed on page 218, comply with the provisions of Item 10(e) of Regulation S-K. To the extent these measures adjust GAAP measures for recurring items explain to us how you have met all of the disclosure requirements of question eight of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Company recognizes that the presentation of Adjusted Operating Revenues (Non-GAAP), Change in Adjusted Operating Revenues (Non-GAAP), Adjusted Operating Income (Non-GAAP), Change in Adjusted Operating Income (Non-GAAP), Adjusted Operating Expenses (Non-GAAP) and Adjusted Operating Expenses (Non-GAAP) as a percentage of Adjusted Operating Revenues (Non-GAAP), (collectively, the “non-GAAP financial measures”) constitute non-GAAP financial measures under the guidelines of Item 10(e) of Regulation S-K.

The Company further recognizes that two of the reconciling items included in these non-GAAP measures, volume and support agreement adjustments and litigation provision, are recurring items. The Company believes that these non-GAAP financial measures are useful to the reader in allowing for a better comparison between periods with respect to costs incurred that impacted the growth in operating revenues and operating income, thereby providing better insight into Visa U.S.A.’s operating performance. In the absence of this disclosure, Visa U.S.A. management believes that it is possible a reader could interpret the reported operating income and 66% period-over-period growth as sustainable and directly attributable to improvements in the performance of the underlying Visa network. Visa U.S.A. has disclosed these non-GAAP financial measures as a means of isolating and highlighting these items which, while recurring, can vary dramatically period-to-period for reasons not directly attributable to improvements or diminishment in the performance of the underlying Visa network.

As disclosed in the “Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A.,” volume and support adjustments are necessary to update Visa U.S.A.’s estimate of members’ expected future performance under these arrangements given updated projections and other information. As discussed further in the Company’s response to the Staff’s comment #38, it has identified the estimate of contra-revenue amounts under these agreements as one of Visa U.S.A.’s critical accounting estimates necessary for the preparation of the financial statements. Adjustments to these estimates resulted in an increase in reported operating income of $21 million period-over-period. Given the fact that these estimates are based on expectations of future performance and are not necessarily related to improvements in the performance of the underlying Visa network in terms of payments volume in the current period, Visa U.S.A. believes it is necessary to highlight and disclose these amounts.

The litigation provision is associated with Visa U.S.A.’s legal matters which, while recurring in nature, is not necessarily indicative of the performance of the underlying Visa network period-over-period. A reduction in litigation provision as compared to the prior period resulted in a $34 million, or an approximate 10%, increase in reported operating income period-over-period. Visa U.S.A. again felt it was necessary to highlight these amounts to ensure that their impact was not confused with improvements in the performance of the underlying Visa network or sustainable growth.

The Company believes the presentation of these non-GAAP financial measures provides the most transparent presentation of Visa U.S.A.’s operating performance. The Company further respectfully asserts that it has met the burden of demonstrating the usefulness of these measures as is required by FAQ#8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures regarding Item 10(e) of Regulation S-K (“FAQ#8”).

However, in responding to the Staff’s comments, the Company has updated these disclosures in this section on pages 216 and 221 of Amendment No. 2 to ensure compliance with FAQ#8. Please see below for an analysis of each requirement under Item 10(e) and FAQ#8 and reference to Visa U.S.A.’s disclosure where it has complied with these guidelines.

Requirements under Item 10(e) of Regulation S-K

A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).

Visa U.S.A. has presented the most directly comparable GAAP financial measures (operating revenues, operating expenses and operating income) in a tabular format on pages 216 and 221 with equal prominence to the non-GAAP financial measures.

A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Visa U.S.A. has presented a reconciliation between the non-GAAP financial measures and the most directly comparable GAAP financial measures (operating revenues, operating income and operating expenses) in a tabular format on pages 216 and 221.

A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations.

The Registration Statement has been revised on page 216 and 221 of Amendment No. 2 to disclose further the reasons why Visa U.S.A. believes the presentation of these non-GAAP financial measures provides useful information to investors.

To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure.

Please be advised that there are no additional purposes for which Visa U.S.A. uses the non-GAAP financial measures.

Requirements under FAQ#8

The Company respectfully directs your attention to the following disclosures on pages 216 and 221 which comply with the provisions of FAQ#8.

The manner in which management uses the non-GAAP measure to conduct or evaluate its business.

As disclosed in the paragraphs noted above, Visa U.S.A.’s management believes the non-GAAP financial measures provide better insight into Visa U.S.A.’s operating performance.

The economic substance behind management’s decision to use such a measure.

As disclosed in the paragraphs noted above, Visa U.S.A.’s management believes the increase in operating income period-over-period is not the appropriate indicator of operating performance or future results, and as such, has presented the non-GAAP financial measures.

The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

As disclosed in the paragraphs noted above, the material limitations associated with the use of the non-GAAP financial measures relate to the comparability of Visa U.S.A.’s financial results with those of its competitors.

The manner in which management compensates for these limitations when using the non-GAAP financial measure.

As discussed above, Visa U.S.A.’s management compensates for these limitations by evaluating these non-GAAP financial measures in connection with the most directly comparable GAAP financial measures.

The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

As disclosed in the paragraphs noted above, Visa U.S.A.’s management believes that the non-GAAP financial measures are useful to the reader in allowing for a better comparison between periods with respect to costs incurred that impacted the growth in operating revenues and operating income and thereby provides better insight into Visa U.S.A.’s operating performance.

Related Parties, page 234

42.	Please disclose your two 10% customers.

The Registration Statement has been revised at page 237 of Amendment No. 2 to include the names of the two 10% customers.

Related Party Transactions, page 257

43.	Please disclose the three members responsible for 10% or more of revenues.

The Registration Statement has been revised at page 260 of Amendment No. 2 to include the three members responsible for 10% or more of revenue.

Management Following the Restructuring, page 262

44.	Please update your management section, including for the recent appointment of Hans Morris.

The requested revisions have been made at page 266 of Amendment No. 2.

Compensation Discussion and Analysis, page 265

45.	Please disclose whether the incentive plans of Visa USA and VISA International will continue after the restructuring.

The Registration Statement has been revised at page 269 of Amendment No. 2 to clarify that the Company anticipates that these incentive plans will continue in effect after the restructuring to satisfy performance awards outstanding at the time of the restructuring; however, no new performance awards will be made under these incentive plans after the restructuring.

Grants of Plan-Based Awards, page 268

46.

We note that the Visa USA and Visa International incentive plans adjust awards based on corporate performance. Please include disclosure regarding these performance goals. If you believe such disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please tell us why. To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the named executives or how likely it will be for the companies to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Registration Statement has been revised on page 272 of Amendment No. 2 to provide that for target awards granted at the beginning of 2007 under the Visa U.S.A. Long Term Incentive Plan, the corporate performance metrics are certain financial metrics: target increases in both revenue and net income, and a target profit margin and return on equity ratio. The Company believes that the specific thresholds for these corporate performance metrics constitutes confidential and sensitive financial information that, if publicly disclosed, would cause the Company competitive harm by alerting its competitors to certain of the Company’s important internal financial performance targets, which would provide them with valuable insight into the Company’s views on the state of the markets in which it operates and the Company’s internal benchmarks. Based on Visa U.S.A.’s year to date performance, management currently believes that several of these corporate goals for 2007 are likely to be met, although the board of directors retains discretion in determining any adjustments in these awards, and the Registration Statement has been revised on page 272 of Amendment No. 2 in this regard.

The Registration Statement has been revised on page 272 of Amendment No. 2 to provide that for target awards granted at the beginning of 2007 under the Inovant Long Term Incentive Plan, the corporate performance metrics are: (1) region and member satisfaction, (2) processing and project development efficiency and (3) network reliability metrics for VisaNet. The Company believes that the specific thresholds for these corporate performance metrics constitutes confidential and sensitive financial information that, if publicly disclosed, would cause the Company competitive harm by alerting its competitors to target network reliability and processing and project development efficiency metrics which could allow them to benchmark their own quality control standards against those of the Company. Based on Inovant’s year to date performance, management currently believes that several of these corporate goals for 2007 are likely to be met, although the board of directors retains discretion in determining any adjustments in these awards, and the Registration Statement has been revised on page 272 of Amendment No. 2 in this regard.

The Registration Statement has been revised on page 272 of Amendment No. 2 to provide that for target awards granted in 2005 under the Visa International Long Term Incentive Plan, the assessment of the global performance of the Visa enterprise over the three year plan cycle is based on the three year average (fiscal years 2005, 2006 and 2007) of the performance rating (on a scale of 1 to 5) for each of Visa Worldwide Services, the six operating regions (Visa U.S.A., Visa Canada, Visa Europe and the unincorporated regions of Visa AP, Visa LAC and Visa CEMEA) and Inovant. The Company believes that disclosure of specific thresholds for these corporate performance metrics constitutes confidential and sensitive financial information that, if publicly disclosed, would cause the Company competitive harm by revealing the Company’s internal performance targets to its competitors giving them valuable insight into the Company’s strategic plans and allowing them to benchmark their targets against those of the Company. The final award adjustment may also be adjusted to take into account the closing of the restructuring and/or an initial public offering of Visa Inc. Based on Visa’s global performance since the beginning of fiscal year 2005, management currently believes that certain positive performance ratings targets are likely to be met, although the human resources and compensation committee of the Visa International board of directors retains discretion in determining any adjustments in these awards, and the Registration Statement has been revised on page 272 of Amendment No. 2 in this regard.

Employment Arrangements, page 272

47.	Please disclose the performance measures that will be used to determine the annual bonus and the long-term bonus of Mr. Saunders. Please include additional disclosure regarding how these bonus amounts were determined.

The Registration Statement has been revised on pages 276-277 of Amendment No. 2 to further describe the performance measures that will be used to determine the annual bonus and the long-term bonus of Mr. Saunders. In addition, the Registration Statement has been revised on page 277 of Amendment No. 2 to disclose how the incentive targets were determined. As previously disclosed in the Registration Statement and found on pages 276-277 of Amendment No. 2, his actual bonus amounts will be decided by the Transition Governance Committee or the board of directors of Visa Inc., in its discretion, and such bonus amounts have not yet been determined.

Potential Payments on Termination of Change –in-Control, page 274

48.	Please disclose whether the change of control provisions disclosed will be triggered by this restructuring.

The Registration Statement has been revised on pages 275 and 280 of Amendment No. 2 to clarify that the restructuring transactions should not be considered a change of control as defined under the applicable compensatory arrangements and agreements described in the Proxy Statement-Prospectus.

Quantification of Termination Payments and Benefits, page 277

49.	Please quantify the payments actually made in connection with the resignation of Mr. Coghlan.

The requested revisions have been made at pages 277 and 282 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 286

50.	Please include the disclosure required by Item 404(b) of Regulation S-K.

The requested revision has been made at page 291 of Amendment No. 2.

Financial Statements

Visa Inc.

Notes to Consolidated Financial Statements

4. Global Restructuring Agreement

Put-Call Option Agreement on Visa Europe Shares, page F-6

51.	Please disclose the fair market value of the put option as of June 19, 2007.

As disclosed in Note 1, Basis of Presentation—Measurement Date to the Unaudited Pro Forma Condensed Combined Financial Information beginning at page 118 of Amendment No. 2, included in the Proxy Statement-Prospectus, the put option constitutes part of the total purchase consideration the Company will convey to Visa Europe in the restructuring. As the restructuring agreement (and thus the put option) is not enforceable prior to the closing, the Company respectfully asserts that it is not necessary to include this disclosure in the Visa Inc. financial statements because as of June 19, 2007, the put option had no value. Rather, the Company believes that the appropriate disclosure has been made in the Visa Inc. pro forma financial statements. Please see Note 3, Visa Europe Transaction—The Put-Call Option Agreement to the Unaudited Pro Forma Condensed Combined Financial Information, beginning at page 123 to Amendment No. 2, where the Company has disclosed the fair value of the put option on a pro forma basis had the restructuring been consummated on March 31, 2007.

Visa International and Subsidiaries

Consolidated Statements of Operations, page F-10

52.	Please tell us why you have not presented the volume and support agreements as a separate line item with operating revenues.

Under the terms of Visa International’s volume and support agreements, Visa U.S.A.’s members earn incentives based on achieving certain predetermined card and payments volume thresholds. The transactions to which these incentives relate primarily generate service fee revenues for Visa International and to a much lesser extent data processing fees. This is due to the fact that Visa International processes less then 50% of the transactions of its members which result in data processing fees and constitute, on average, approximately 20% of its total operating revenues. As such, Visa International has determined that it is most meaningful to present these incentives net, as a reduction to service fee revenue, within its consolidated statements of operation.

Similar to Visa International, under the terms of Visa U.S.A.’s volume and support agreements, members earn incentives based on achieving certain predetermined payments volume thresholds. However, Visa U.S.A. processes substantially 100% of the transactions of its members. Therefore, the transactions which drive these incentives generate not only card service but also data processing fees. Data processing fees represent a considerably larger portion of Visa U.S.A.’s total operating revenues, approximately 42% for fiscal 2006. Given the significance of the data processing fees recognized related to the transactions for which incentives are provided to members and the fact that any split or allocation of these incentives between card service and data processing fees would be arbitrary, Visa U.S.A. has determined that a gross presentation of these incentives as a separate contra-revenue line item within the operating revenues section of its consolidated statements of operations is most appropriate.

Emerging Issues Task Force Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” does not specify a preferred method of recording the reduction of revenue. As such, both companies believe that their presentations are appropriate under the applicable guidance.

Note 2 – Significant Accounting Policies

Revenue recognition, page F-16

53.	We note that service fees recorded for the quarter are estimated based on prior quarter results. Explain to us the Company’s policy for adjusting service fees for actual results after quarter end. In your response, tell us when actual results are normally received by the Company from its members. Additionally, tell us the amount by which your quarterly estimate differed from actual results for each period presented in your filing.

Under the terms of Visa International’s member agreements, service fees recognized in the current quarter are assessed and calculated by applying a predetermined rate to the preceding quarter’s actual payments volume on Visa branded cards. Volume is reported to Visa International by its member financial institutions on a quarterly basis, generally 30 to 45 days after the quarter end. Therefore, Visa International is not required to estimate or subsequently adjust service fees recorded.

Note 4 – Incorporation of EU Region

54.	Explain to us how you determined that the operations of Visa Europe should not be classified as discontinued operations for all periods presented. Reference is made to paragraphs 41 through 44 of SFAS 144.

In concluding that Visa Europe should not be classified as a discontinued operation at the time of divestiture on July 1, 2004, Visa International referred to paragraph 43 of Standard of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Paragraph 43 states that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met:

a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Although the results of operations and cash flows of Visa Europe were no longer consolidated and reported as part of Visa International’s financial statements, Visa International continued to participate in the ongoing operations of Visa Europe through receipt of a brand support fee from Visa Europe. As such, condition a. above was not met.

Further, as detailed below, Visa International continued to have significant involvement in Visa Europe’s operations. As a result, condition b. above was not met. At the time of this analysis, Visa International continued to be significantly involved in activities which included the following:

•

Visa International continued to provide access to its intellectual property such as the Visa brand, card and trademark specifications, related logos and global acceptance marks for which Visa International received fees from Visa Europe;

•	The Visa International board of directors included significant representation from Visa Europe and the CEO of Visa International was a director on the Visa Europe board of directors;

•	Visa International’s operating regulations and bylaws remained in effect and Visa Europe was required to comply with these requirements;

•	Visa International’s treasury department was responsible for substantially all international transaction settlements other than Euronet settlements;

•	Visa International maintained Visa’s global sponsorship and partnership arrangements (e.g. Olympics sponsorship) on behalf of the entire Visa enterprise, including Visa Europe; and

•	Visa International managed the comprehensive global insurance program for all Visa entities including Visa Europe.

Based on the above facts, Visa International concluded, at the time, that discontinued operations treatment was not appropriate given the substantial ongoing involvement of Visa International in the operations of Visa Europe.

Note 14- Retirement and Other Employee Benefit Plans

United Kingdom Plans, page F-38

55.	Please tell us and disclose any ramifications of the actual allocation of pension plan’s assets outside of the minimum and maximum permissible range.

Under the terms of the plan and local law, there are no ramifications to Visa International and Visa International incurs no obligations as a result of the actual allocation of pension plan assets falling outside of the minimum and maximum permissible range. Responsibility for the asset investment policy and decisions rests with the plan trustees. The permissible range represents the trustee’s long term target allocation of plan assets, which it expects to achieve in the next three to four years. The Registration Statement has been revised on page F-40 of Amendment No. 2 to clarify Visa International’s disclosure in which “Permissible Range” has been removed and replaced by “Target Allocation Range” in the asset allocation table. Please be advised that this allocation target is further described in the paragraph immediately following this table.

Visa U.S.A. Inc. and Subsidiaries

Note 2 – Significant Accounting Policies

Facilities, Equipment, and Software, page F-90

56.	Explain to us the Company’s basis in GAAP for capitalizing software costs related to internally developed software once costs incurred exceed $1 million. Tell us how you applied the guidance in paragraphs 19 through 30 of SOP 98-1 in arriving at a $1 million threshold for capitalization.

Please be advised that Visa U.S.A. applies the guidance of SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, to all internally developed software costs regardless of magnitude. Accordingly, Visa U.S.A. capitalizes software costs related to internally developed software incurred during the development stage of projects in accordance with the standard. The $1 million amount disclosed in Visa U.S.A.’s policy note refers to its internal policy for evaluating these costs. Amounts in excess of $1 million are evaluated individually under the standard for either capitalization or expense. Costs incurred below the $1 million threshold for internally developed software projects are evaluated for capitalization on an aggregate basis. To clarify Visa U.S.A.’s policy, the Registration Statement has been revised on page F-90 of Amendment No. 2 to eliminate the reference to the $1 million threshold.

Volume and Support Agreements, page F-91

57.	Explain to us your basis in GAAP for capitalizing costs incurred related to your Volume and Support Agreements. Additionally, explain to us your rationale for classifying the amortization of these amounts as a reduction to revenue and whether there have been any material adjustments upon review of the accruals.

In an effort to attract customers and drive payments volume, Visa U.S.A. provides cash and other incentives to certain members in exchange for their commitment to generate substantially all of their credit and/or debit card payments volume using Visa branded products for an agreed upon period of time (the “dedication commitment”). The most significant component of the dedication commitment requires members to generate 90%-100% of their debit and credit card payments volume using Visa branded products over the term of their agreement. Visa U.S.A. believes that its incentive payments fundamentally represent a form of price reduction under the guidance of Emerging Issues Task Force 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”), as they do not represent consideration for a separate and identifiable product or service and do not meet the definition of contract acquisition or set up costs as contemplated in Staff Accounting Bulletin No. 104 Revenue Recognition (“SAB 104”), Statement of Financial Accounting Standards No. 91 Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, an amendment of FASB Statements Nos. 13, 60 and 65 and a rescission of FASB Statement No. 17 (“SFAS 91”), and Financial Accounting Standards Board Technical Bulletin 90-1 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (“FTB 90-1”) or other authoritative literature. In Issue 3 of EITF 01-9, the Task Force set out to define the circumstances where up-front nonrefundable consideration provided by a vendor to a customer should be recognized as an asset rather than as an immediate charge in the vendor’s income statement. The Task Force discontinued consideration of this issue, however, and accordingly

EITF 01-9 does not address how to measure and when to recognize up-front nonrefundable consideration given by a vendor to a customer. Whether the payments are made at inception or throughout the arrangement, these incentives represent a negotiated adjustment to the price Visa U.S.A. charges for its services (including use of its trademarks/licenses) over the term of the agreement in exchange for the dedication commitment received.

Visa U.S.A. believes that the revenue recognition guidance provided under SAB 104 and other authoritative guidance is not directly applicable to determine the accounting treatment for these payments. The Company respectfully asserts that up-front incentive payments to members in long-term contracts containing dedication commitments are deferrable under the definition of an asset provided in paragraph 25 of FASB Concept Statement No. 6 (“Con 6”). Under this guidance, an asset is defined as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Visa U.S.A. believes that the dedication commitment conveys probable future economic benefits to itself in the form of increased operating revenue through the increase of Visa branded products and overall payments volume. Given the limited literature on this subject, Visa U.S.A. further considered the decision framework set forth in Chapter 8 of the Miller Revenue Recognition Guide—2006 Edition (the “Miller Guide”). Specifically, the Miller Guide indicates:

…For transactions that do no fall within the scope of SFAS 91 or FTB 90-1, the following should be considered in determining whether deferrable costs related to those transactions are realizable:

1.	Has any non-refundable revenue related to the specific transaction been deferred?

2.	Does a contractual arrangement exist that management intends to enforce?

…If deferrable costs are in excess of non-refundable deferred revenue (or if there is no deferred revenue), these excess deferrable costs are only considered realizable under the following circumstances:

1.	A specific contractual arrangement exists related to the deferrable costs;

2.	The contractual arrangement is legally enforceable;

3.	Management intends to enforce the contractual arrangement; and

4.	Probable and objectively supportable net margins exist during the base term of the contractual arrangement to support the amount of deferrable costs (where net margins represent revenues net of related direct costs).

Analysis of Up-Front Incentive Payments Where a Dedication Commitment Exists

While no amounts of revenue have been deferred under these arrangements, there clearly exists a contractual arrangement which Visa U.S.A. intends to enforce. That is, Visa U.S.A. fully intends to enforce its rights under the dedication commitment the member has made in exchange for the up-front incentive payment.

Visa U.S.A. believes that the up-front incentive payments are realizable under the four criteria outlined in the Miller Guide based on the following analysis:

A specific contractual arrangement exists related to the deferrable costs.

Volume and support agreements are contractual arrangements entered into with member customers. The agreements specify both Visa U.S.A.’s obligations and those of its member customers, including up-front incentive payments made in exchange for the dedication commitment.

The contractual arrangement is legally enforceable.

The volume and support agreements are legally enforceable in the event of breach and contain a variety of explicit performance obligations. In addition to the commitment to generate 90%-100% of their debit and credit card payments volume using Visa branded products as discussed above, there are additional requirements relative to the issuance of Visa branded cards and acceptance of Visa branded cards at ATMs and merchant locations. These dedication clauses increase Visa U.S.A.’s payments volume over the term of the agreement by incenting the new and existing members’ to utilize Visa branded products.

If a customer does not comply with the dedication clause or other performance requirements, there are several avenues for enforcement. Many contracts provide for the return of unearned benefits in the event of breach. Such clauses allow Visa U.S.A. to recover all or portions of incentives offered should the customer fail to perform. In the event that a participating member terminates an agreement before the end of the term, it must return all discounts, waivers, and conversion assistance received under the program during the most recent two years. Additionally, to the extent incentive contracts do not contain these provisions, or to the extent that certain incentives are not subject to those provisions, Visa U.S.A. intends to enforce its contractual rights under the contract by all means necessary including litigation or other dispute resolution forums (e.g. arbitration, etc.). As such, Visa U.S.A. believes substantially all unearned benefits are recoverable in the event of breach, either through explicit contractual term or at law (i.e., under more general legal doctrines).

Under the terms of the agreements, Visa U.S.A. has the ability to monitor the performance of the member to verify the established volume commitment thresholds. Customers are required to submit quarterly operating certificates detailing total payments volume for all branded cards and Visa branded cards. Visa U.S.A. further maintains internal controls to validate the information provided by the customers.

Management intends to enforce the contractual arrangement.

Visa U.S.A. fully intends to enforce its rights under the contractual arrangements of the dedication commitment should the member fail to perform their obligations. Visa U.S.A. further intends to use all means necessary to enforce its rights.

Probable and objectively supportable net margins exist during the base term of the contractual arrangement to support the amount of deferrable costs (where net margins represent revenues net of related direct costs).

Prior to entering into a volume and support agreement, Visa U.S.A. prepares a detailed analysis of the projected payments volume and related fee revenue on a member-by-member basis to ensure that capitalized up-front incentive payments will be recouped over the contract term. As part of the preparation of its financial statements, this analysis is updated for actual performance to date to ensure full recovery is occurring. Except in instances of breach, in which case the incentives are generally recoverable from the customer under the contract, Visa U.S.A. has not experienced substantially any contracts in which up-front incentive payments have not been recovered through payments volume and related fee revenue. Therefore, adjustments to capitalized amounts of up-front incentive payments have not been material. In addition, the Company respectfully draws the Staff’s attention to the discussion of material differences between estimated amounts of volume and support incentives recorded and actual performance in the Company’s response to Staff comment #38.

Given the guidance provided by the Miller Guide and analogous to the guidance provided under paragraph 5 of SFAS 91 as well as the guidance under EITF 01-9 - Issue 1, Visa U.S.A. has determined that, in situations in which it receives a dedication commitment, it is appropriate to capitalize up-front incentive payments and recognize them over the life of the commitment as a reduction of revenue earned. As discussed in EITF 01-9 - Issue 1, “Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

In response to the Staff’s comment, the Registration Statement has been revised on page F-91 of Amendment No. 2 to more fully detail the accounting treatment.

58.	Tell us whether Visa International or Visa Canada have entered into similar volume and support agreements. To the extent that they have, explain to us how these agreements have been accounted for by each entity.

Please be advised that Visa International has entered into similar volume and support agreements. The Company respectfully directs your attention to its responses to the Staff’s comment #57, which will provide an explanation of the accounting policy followed by Visa International. Please be advised that Visa Canada historically has not entered into similar volume and support agreements.

Operating leases, page F-92

59.	Tell us whether you record rent expense related to lease agreement which contain escalation clauses on a straight line basis.

Please be advised that Visa U.S.A. records rent expenses related to lease agreements which contain escalation clauses on a straight line basis. In response to the Staff’s comment, the Registration Statement has been revised on page F-92 of Amendment No. 2. to include this information.

Note 3 – Cumulative Effect of Change in Adoption of Accounting Principle

Volume and Support Agreements, page F-95

60.	Explain to us how you determined that it would be preferable to record amortization of volume and support agreements over the contract term of the agreement rather than the shorter of the contract term or the estimated life of the underlying term. Additionally, explain to us the impact the change in estimate has had on your financial statements.

As discussed in the Company’s response to the Staff’s comment #57, Visa U.S.A. capitalizes up-front member incentive payments on volume and support agreements primarily when the commitment has been provided to Visa U.S.A. by the member. Please be advised that, prior to 2004, Visa U.S.A.’s policy was to amortize these volume and support agreements over the shorter of the contract term or the estimated life of the underlying card. This policy was based on the fact that Visa U.S.A.’s incentives under these agreements prior to 2004 were primarily focused on card issuance and, therefore, provided incentives for the issuance of new payment cards. As such, Visa U.S.A. considered that the initial issuance period for new cards, approximately three and five years for credit and debit cards, respectively, was the appropriate period for amortizing these related incentives.

As Visa U.S.A.’s volume and support incentive programs and its payments business matured, the terms under which incentives were earned evolved and began to focus primarily on incentives for incremental payment growth over a contract period rather than the specific issuance of new cards. Therefore, in 2004, Visa U.S.A. determined that it was preferable to change its policy to better match these incentive payments with the true period over which it received benefits. Visa U.S.A. respectfully asserts that this policy is preferable as the benefit of increased payments volume continues after the initial cards expire through the issuance of cards to new customers and the renewal of expired cards.

The Company respectfully directs your attention to page F-95 of Amendment No. 2 in Note 3, Cumulative Effect of Change in Adoption of Accounting Principle of Visa U.S.A.’s historical financial statements for the fiscal year ended September 30, 2006 for an explanation of the impact the change in estimate had on Visa U.S.A.’s financial statements.

Note 4 – Inovant, Inc. and Inovant LLC, page F-95

61.	Explain to us how you determined it would be appropriate to record the loss incurred on the sale of a minority interest in Inovant LLC as an adjustment to your litigation provision.

Under the terms of a service agreement, Inovant LLC, a consolidated subsidiary of Visa U.S.A., provides significant data processing services to the other affiliated Visa entities including Visa Europe, Visa Canada and Visa International (the “service agreement”). Under the terms of the service agreement, it was agreed by all parties that the cost charged to these affiliates would be established to approximate cost recovery plus a 2% margin. However, as a result of management efficiencies and growth in the business during the period from January 2003 to

September 2005, Inovant LLC reported margins significantly in excess of 2%. Concern immediately arose from the affiliates that these higher than expected margins were the result of unfavorable pricing charged to them and that this violated the terms of the service agreement.

Visa U.S.A. executed a settlement of these claims whereby the parties entered into a mutual release with respect to all claims of damage in the matter. In exchange for entering into this release, Visa U.S.A. agreed to pay the affiliates approximately $3.9 million and further agreed to sell them a minority interest in Inovant LLC at below book value, which approximated fair value. In accounting for this settlement, Visa U.S.A. classified the difference between the sale price for the minority interest and the book/fair value of the investment as litigation expense as it represented consideration conveyed to another party in settlement of a potential legal claim.

Part II

Undertakings

62.	Please include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

The requested revisions have been made at pages II-4 and II-5 of Amendment No. 2.

Exhibits

63.	We note from the exhibit index that you have filed a confidential treatment request; however it is not clear for which exhibit. Please clarify. In addition, please provide us a copy of the complete confidential treatment request that was filed with the Commission.

On July 24, 2007, the Company submitted an application for confidential treatment of the confidential portions of Exhibits 3.1(c), 10.2, 10.3, 10.10, 10.12, 10.13, 10.14, 10.17, 10.20 and 10.21 in accordance with Rule 406 of the Securities Act of 1933, as amended. The Registration Statement has been revised at pages II-2, II-3, II-7 and II-8 of Amendment No. 2 to clarify those exhibits for which we have filed a confidential treatment request.

64.	Please file a copy of your legality and tax opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

We are providing supplementally for your review a copy of our draft legality and tax opinions as Exhibits 5.1 and 8.1, respectively. The Company has provided with Amendment No. 1 to the Registration Statement, which was filed on July 23, 2007, and is providing as Exhibit 10.4 hereto copies of the material agreements required to be filed under Item 601 of Regulation S-K.

* * * *

We hope that you will find the responses to the Staff’s comments comprehensive. If you have any questions concerning the foregoing, please contact Mark L. Mandel at (212) 819-8546.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Kevin Keogh
S. Ward Atterbury

Joseph W. Saunders
William M. Sheedy
Visa Inc.